CONSENT

I hereby consent to the reference to my name with respect to disclosure pertaining to the Julietta mine, Russia, and the Petrex mines, South Africa, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2004 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, British Columbia, this 30th day of March, 2005.

/s/ William J. Crowl
William J. Crowl